UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2020

Commission File Number: 0001723069

Tiziana Life Sciences plc
(Exact Name of Registrant as Specified in Its Charter)

3rd Floor,

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 10, 2020, Tiziana Life Sciences plc (the “Company”), entered into an ATM Sales Agreement (the “Offering Agreement”) with Thinkequity, a division of Fordham Financial Management, Inc., as sales agent (“Thinkequity”), pursuant to which the Company may offer and sell, from time to time through Thinkequity American Depositary ADSs, each representing five (5) ordinary ADSs, nominal value £0.03 (the “ADSs”), having an aggregate offering price of up to $20 million.

The offer and sale of the ADSs will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-236013) filed by the Company with the Securities and Exchange Commission (the “SEC”) on January 22, 2020 and declared effective by the SEC on February 6, 2020, as supplemented by a prospectus supplement dated April 10, 2020 and filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Offering Agreement, Thinkequity may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act, including sales made by means of ordinary brokers’ transactions, including on The Nasdaq Global Market, at market prices or as otherwise agreed with ThinkEquity. ThinkEquity will use commercially reasonable efforts consistent with its normal trading and sales practices to sell the ADSs from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to make any sales of the ADSs under the Offering Agreement. The offering of ADSs pursuant to the Offering Agreement will terminate upon the earliest of (a) the sale of all of the ADSs subject to the Offering Agreement, (b) the termination of the Offering Agreement by ThinkEquity or the Company, as permitted therein, or (c) June 11, 2020.

The Company will pay ThinkEquity a commission rate equal to 2.5% of the aggregate gross proceeds from each sale of ADSs and have agreed to provide ThinkEquity with customary indemnification and contribution rights. The Company will also reimburse ThinkEquity for certain specified expenses in connection with entering into the Offering Agreement. The Offering Agreement contains customary representations and warranties and conditions to the placements of the ADSs pursuant thereto.

The foregoing description of the Offering Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated herein by reference. The opinion of the Company’s counsel regarding the validity of the ADSs that will be issued pursuant to the Offering Agreement is also filed herewith as Exhibit 5.1.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Common Stock discussed herein, nor shall there be any offer, solicitation, or sale of common stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

EXHIBITS

Exhibit Number	Description

1.1	ATM Sales Agreement dated April 10, 2020 by and between Tiziana Life Sciences plc and ThinkEquity, a division of Fordham Financial Management, Inc.
5.1	Opinion of Orrick, Herrington & Sutcliffe (UK) LLP
23.1	Consent of Orrick, Herrington & Sutcliffe (UK) LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TIZIANA LIFE SCIENCES PLC

Dated: April 14, 2020	By:	/s/ Kunwar Shailubhai
Kunwar Shailubhai Chief Executive Officer